Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

October 11, 2017

VIA EDGAR

Ms. Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Definitive Additional Materials on Schedule 14A
Filed October 5, 2017
File No. 001-05397

Dear Ms. Piland Posil:

Set forth below is our response to the comment raised in your letter dated October 6, 2017 (the “Comment Letter”).  Automatic Data Processing, Inc. (the “Company”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Definitive Additional Materials on Schedule 14A, filed October 5, 2017. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comment as set forth in the Comment Letter and provided our response to the comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Definitive Additional Materials on Schedule 14A.

Definitive Additional Materials on Schedule 14A

Decline in Share Price and Negative TSRs Caused by Pershing Square’s Involvement, page 5

1.	Please disclose the dates used for calculating the decline in share price in each instance and, if not self-evident, the basis for selecting those dates.

RESPONSE:

The dates used for calculating the decline in share price in each instance were based on the relevant filings with the Commission.

First, with respect to Valeant Pharmaceuticals International, Inc. (“Valeant”), the “start” date is March 25, 2015, the date on which Pershing Square Capital Management, L.P. (“Pershing Square”) filed its initial Schedule 13D announcing that its beneficial ownership of Valeant had exceeded 5% of Valeant’s issued and outstanding shares of common stock. The “end” date is March 13, 2017, the date on which Pershing Square announced that it had sold its entire investment in Valeant.

Second, regarding Pershing Square’s investment in Borders Group, Inc. (“Borders”), the “start” is date October 9, 2007, the date on which Pershing Square filed its initial Schedule 13D announcing that its beneficial ownership of Borders had exceeded 5% of Borders’s issued and outstanding shares of common stock. The “end” date is February 16, 2011, the date on which Borders filed for Chapter 11 bankruptcy protection.

Third, concerning Pershing Square’s investment in J.C. Penney Company, Inc. (“J.C. Penney”), the “start” date is October 8, 2010, the date on which Pershing Square filed its initial Schedule 13D announcing that its beneficial ownership of J.C. Penney had exceeded 5% of J.C. Penney’s issued and outstanding shares of common stock. The “end” date is August 26, 2013, the date on which Pershing Square announced it had sold its entire investment in J.C. Penney.

Lastly, in regards to Pershing Square’s investment in Target Corporation (“Target”), the “start” date is July 16, 2007, the date on which Pershing Square filed its initial Schedule 13D announcing that its beneficial ownership of Target had exceeded 5% of Target’s issued and outstanding shares of common stock. The “end” date is May 28, 2009, the date on which none of Pershing Square’s director candidates, including Bill Ackman, were elected to Target’s board of directors.

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Please feel free to contact me at 973-974-5572 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Jan Siegmund
Jan Siegmund
Chief Financial Officer

Cc:
Deloitte & Touche LLP
Karen Valerie, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Scott A. Barshay, Partner
Steven J. Williams, Partner